DATA CONVERSION LABORATORY, INC.
                        184-13 Horace Harding Expressway
                          Fresh Meadows, New York 11365

                                        July 2, 2003

Barbara Jacobs, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mail Stop 0406
Washington, D.C. 20549

      Re:   National Media Technologies, Inc.
            Withdrawal of Registration Statement on Form SB-2
            Commission File No. 333-90090

Dear Ms. Jacobs:

      In accordance with the provisions of section 230.477 of Regulation C, application is hereby made to the Commission for permission to withdraw our above-referenced registration statement.

      Due to market conditions, we have decided that a public offering of our securities at this time would not be in our best interests. We have not sold any of the securities covered by the subject registration statement.

      Therefore, we respectfully request that the Commission enter an order granting our application to withdraw our registration statement effectively immediately.

                                        Very truly yours,


                                        /s/ Mark Gross

                                        Mark Gross
                                        President and Chief Executive Officer